August 9, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Ruairi Regan; James Lopez

Re: Supernova Partners Acquisition Company, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 9, 2021

File No. 333-255079

Dear Messrs. Regan and Lopez:

Per my discussion with Mr. Regan on Monday, August 9, 2021, we hereby submit Amendment No. 3 (“Amendment No. 3”) to the abovementioned Registration Statement via EDGAR.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (202) 440-2526 or jonathan.l.corsico@stblaw.com. Thank you for your assistance.

Sincerely,

/s/ Jonathan Corsico
Jonathan Corsico
Simpson Thacher & Bartlett LLP

cc: Robert D. Reid

Chief Executive Officer

Supernova Partners Acquisition Company, Inc.